                         UNITED STATES

              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                   (Amendment No. _______)*



                  Superconductor Technologies, Inc.
                       (Name of Issuer)


                           Common Stock
                (Title of Class of Securities)



                             867931107
                        (CUSIP Number)


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931107

      1)  Names of Reporting Persons/S.S. or I.R.S.
          Identification Nos. of Above Persons
          Lockheed Corporation/95-0941880

      2)  Check the Appropriate Row if a Member of a Group
          (See Instructions)
          (a)
__________________________________________________
          (b)
__________________________________________________

      3)  SEC Use Only
__________________________________________

      4)  Citizenship or Place of Organization
          Delaware

     Number of      (5)  Sole Voting Power      627,380*

     Shares Bene-

     ficially       (6)  Shared Voting Power       0

     Owned by

     Each Report-   (7)  Sole Dispositive Power 627,380*

     ing Person

     With           (8)  Shared Dispositive Power  0



      9)  Aggregate Amount Beneficially Owned by Each
          Reporting Person           627,380*


     10)  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)
          _____________________

     11)  Percent of Class Represented by Amount in Row 9
          10.9%


     12)  Type of Reporting Person (See Instructions)   CO

* Includes 8,333 shares issuable upon the exercise of warrants that are exercisable within 60 days of December 31, 1993

                  Instructions For Cover Page

     (1)  Names and Social Security Numbers of Reporting
Persons. Furnish the full legal name of each person for whom the report is filed. (i.e., each person required to sign the schedule itself) including each member of a group.

Do not include the name of a person required to be identified in the report but who is not a reporting person.

Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory.
(See "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
13G," below.)

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a).
If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b)
(unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)).

     (3) The third row is for SEC internal use; please leave blank.

     (4) Citizenship or Place of Organization. Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

     (5)-(9), (11)  Aggregate Amount Beneficially Owned by
Each Reporting Person, etc. Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest 10th (one place after decimal point).

     (10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule
13d-4 under the Securities Exchange Act of 1934.

     (12) Type of Reporting Person.  Please classify each
"reporting person" according to the following breakdown
(see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


     Category                                     Symbol
     Broker-Dealer                                BD
     Bank                                         BK
     Insurance Company                            IC
     Investment Company                           IV
     Investment Adviser                           IA
     Employee Benefit Plan, Pension Fund,
        or Endowment Fund                         EP
     Parent Holding Company                       HC
     Corporation                                  CO
     Partnership                                  PN
     Individual                                   IN
     Other                                        OO

     Notes. Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as

"filed" for purposes of Section 18 of the Securities
Exchange Act, or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G:

     Under Sections 13(d), 13(g) and 23 of the Securities
Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security-holders of certain issuers.

     Disclosure of the information specified in this
schedule is mandatory, except for Social Security or I.R.S.
identification numbers, disclosure of which is voluntary.
The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes, or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statues or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security-holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S.
identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

ITEM 1(a). Name of Issuer:  Superconductor Technologies,
Inc.
ITEM 1(b). Address of Issuer's Principal Executive Offices:
460 Ward Street, Suite F, Santa Barbara, CA 93111-2310

ITEM 2(a). Name of Person Filing:   Lockheed Corporation

ITEM 2(b). Address of Principal Business Office or, if
None, Residence: 4500 Park Granada Boulevard,
Calabasas, CA 91399

ITEM 2(c). Citizenship: Delaware

ITEM 2(d). Title of Class of Securities: Common Stock

ITEM 2(e). CUSIP Number: 867931107

ITEM 3.    If this statement is filed pursuant to Rule 13d-
1(b), or 13d-2(b), check whether the person filing is a:
(a). [ ]Broker or Dealer registered under section 15 of the Act;
(b). [ ]Bank as defined in Section 3(a)(6) of the Act;
(c). [ ]Insurance Company as defined in Section 3(a)(19) of the Act;
(d). [ ]Investment Company registered under Section 8 of the Investment Company Act;
(e). [ ]Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940;
(f). [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
Security Act of 1974, or Endowment Fund; see Rule 13d-
1(b)(1)(ii)(F);
(g). [  ]Parent Holding Company, in accordance with Rule
13d-1(b)(ii)(G) (Note: see Item 7);
(h). [  ]Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP.

     If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount beneficially owned:   627,380*

(b)  Percent of class:    10.9%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote   627,380*

(ii) Shared power to vote or to direct the vote    0

(iii)Sole power to dispose or to direct the disposition of 627,380*

(iv) Shared power to dispose or to direct the disposition
     of  0
___________________________________________________________
     Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

* Includes 8,333 share issuable upon the exercise of warrants that are exerciseable within 60 days of December 31, 1993.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Instruction. Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP.

     If a group has filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

ITEM 10.  CERTIFICATION.

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."




                           SIGNATURE

     After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set
forth in this statement is true, complete and correct.
                              February 14, 1994
                              _________________________
                                   (Date)
                              /s/ROBERT C. GUSMAN
                              _________________________
                                   (Signature)

                              Robert C. Gusman
                              Staff Vice President &
                              Assistant General Counsel
                                   (Name and Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE (18 U.S.C. 1001).